2025 REPORT

Donna's Pickle Beer


THE FINEST BRINE
Donna's
PICKLE
BEER
"you'll relish every sip"

LETTER REPORT CARD FINANCIALS THANKS DETAILS SAY HELLO

Dear investors,

Donna's has continued to validate exactly what we set out to build since launch, we've expanded into 20 states, increased retail presence through major accounts like Total Wine, BevMo, and Whole Foods, doubled YoY production (and sales!) to meet demand, improved margins through our first full truckload can purchase, and invested in the team with the hire of our first non-owner employee. Combined with record merch sales and national press, including How I Built This, Good Morning America, the San Francisco Chronicle, and a feature on the season finale of HBO's "I Love LA", the past year has made clear that Donna's is no longer just an emerging brand. It is a fast-scaling national business, with real traction, growing cultural relevance, and a strong foundation for our next growth phase. Thank you for investing, sharing, showing up, and helping the steam push harder and dream bigger. You've helped build something special and we're just getting started. Cheers!

We need your help!

We're still working to close the round outside of WeFunder, and we'd love your help finishing strong. If you've been thinking about investing in Donna's, or know someone in your network who would be excited about what we're building, now is the moment. Every investment, introduction, and share helps

us build on the momentum we've created and take Donna's even further in the year ahead. Reach out to us at askdonna@donnaspicklebeer.com.

Sincerely,

Joshua Jancewicz

Co-Founder

Scott Baird

Co Founder

How did we do this year?

REPORT CARD



☺ The Good

Expanded into 9 new territories including Colorado, Florida, Michigan, Missouri, Oregon, Texas, Utah, and Northern California.

Hired our first non-owner employee, a Director of Operations, to help build the leadership needed to scale strategically.

Drove strong organic engagement and growth with zero formal marketing spend, including a feature on HBO's "I Love LA."

☹ The Bad

Paused direct-to-consumer shipping due to cost inefficiencies; relaunch is planned for March 2026 with a new fulfillment partner.

New can printing took longer than expected, though the transition helped drive a 38% gross margin gain in Feb 2026.

Retail execution was uneven in some markets, limiting how quickly new distribution translated into sustained velocity.

2025 At a Glance

January 1 to December 31



$995,714 **+123%**

Revenue



-$456,327 **[50X]**

Net Loss



$1,002,161 **+11X**

Short Term Debt



$444,688

Raised in 2025



$73,455

Cash on Hand
As of 03/20/26

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$995,714

$445,624

$9,281

-$456,327

2024   2025

Net Margin: -46%   Gross Margin: 7%   Return on Assets: -41%   Earnings per Share: -$964.75   Revenue per Employee: $497,857

Cash to Assets: 10%   Revenue to Receivables: 103   Debt Ratio: 129%

📄 Final_Donna_s_Picklebeer_03._Independent_CPA_Review_Report_2023-24.pdf

📄 Donna_s_Pickle_Beer_Corporation_GAAP_Financial_Report_2025.pdf

We ❤️ Our 93 Investors

Thank You For Believing In Us

Justin Tamanini	Daniel Pazuchowski	Jean Marc Halbout	Shane K	John Machacek	Maria Oettinger
Alex Portera	Rupesh M	Jamie Taylor	Joy Findeisen	Eric Long	Max Kestenbaum
Annie Kaus	Dr. Paul Adjei	Aidan Luca Rix	Adrian San Gabriel	Alina Hansen	Montana Kroll
Ariana Bolainez	Austin Hunt	Chriszeda Johnson	Glen Harvey	Jessica Hong	Adron Gaut
Mc Clain Campbell	Peter Wano	Nanci Caplan	Daniel Tejada	Donna Jancewicz	Robert Bradford
Matthew Homyak	Joshua Enger	Paula Pileggi	Stanislav Rozenblat	Kei Nishida	Matthew J Kristof
Nick Hunley	Marama Reichart	Josh Bartlett	Alexa Denaburg	Marie Meyers	Adam Field
Michael Sinks	Brooklynn Adame	Todd Richman	Jordan Dutro	Jimmy Hickman	Jean Marie Sperling
Christopher Ehrman	Kaileigh McCrea	Calai Vela	Eli Kestenbaum	Kerri Kofod	Holly Danko
Barbara Hollander	Nicole Hollander	Zachary Schellhase	Amanda Holguín	John Rickfelder	Josh Brown
Siena DeMatteo	Rachel Hollander Sirner And...	Loba Investments LLC	Mark Rodli	Matthew Gates	Sean Wickers
Nora Furst	Lauren Romano	Matthew Hawk	John Pingel	Chanin Changtor	Julien Calella
Debbie Pryse	Michael S Levesque	Marybeth MURRAY	David Hawkes	Illya Tkachenko	Jason Bain
Samantha Iorio	Rory Sever	Alex LeBrun	Alexis Machoka	Rulon Johnson	Ethan Jayne
Alexander Prevallet	Taza Coffee	Joshua Neeriemer	Zachary Levin	Andy Borbely	Kendall Busby
Aubrey Warmouth	Chad Newton				

Thank You!

From the Donna's Pickle Beer Team



Joshua Jancewicz
Co-Founder

Josh built Donna's Pickle Beer from the ground up. He is a brander



Scott Baird
Co-Founder

Scott has built and designed bars and brands for 20 years. He has

builder, mixologist, and knows what good looks and tastes like.
Experience: Trick Dog | Grey Goos...

launched and marketed brands that have had a huge impact in the US liquor market all of which sold....



Holly Danko

Details

The Board of Directors

Director	Occupation	Joined
Joshua Jancewicz	West Coast Brand Ambassador @ Bacardi	2022
Scott Baird	Consultant @ Self Employed	2022
Donna Jancewicz	Optician @ Northeastern Eye Institute	2026

Officers

Officer	Title	Joined
Joshua Jancewicz	President Secretary	2022
Scott Baird	CFO	2022

Voting Power ⓘ

Holder	Securities Held	Voting Power
Joshua Jancewicz	659 Common Stock	33.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption

12/2023	$7,500		Other
10/2024	$25,000	Safe	Section 4(a)(2)
10/2024	$25,000	Safe	Section 4(a)(2)
10/2024	$25,000	Safe	Section 4(a)(2)
11/2024	$50,000	Safe	Section 4(a)(2)
11/2024	$30,000	Safe	Section 4(a)(2)
11/2024	$50,000	Safe	Section 4(a)(2)
01/2025	$50,000	Safe	Section 4(a)(2)
03/2025	$50,000	Safe	Section 4(a)(2)
03/2025	$25,000	Safe	Section 4(a)(2)
03/2025	$5,000	Safe	Section 4(a)(2)
04/2025	$30,000	Safe	Section 4(a)(2)
07/2025	$7,000	Safe	Section 4(a)(2)
07/2025	$25,000	Safe	Section 4(a)(2)
08/2025	$50,000	Safe	Section 4(a)(2)
08/2025	$50,000	Safe	Section 4(a)(2)
08/2025	$25,000	Safe	Section 4(a)(2)
12/2025	$10,000	Safe	Section 4(a)(2)
12/2025	$117,688		4(a)(6)
03/2026	$1,000	Safe	Section 4(a)(2)
03/2026	$25,000	Safe	Section 4(a)(2)
03/2026	$15,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Lauren Cullen ❓	12/01/2023	$7,500	$7,500 ❓	0.0%	12/31/2025	Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	2,000	473	Yes

Warrants: 0
Options: 0

Form C Risks:

The popularity of pickle beer may be temporary, posing a risk if the Company is unable to establish long-term brand differentiation or successfully introduce additional product variations (SKUs) to maintain consumer interest.

The company may never receive a future equity financing or undergo a liquidity event such as a sale of the company or an IPO. If neither the conversion of the securities nor a liquidity event occurs, the purchasers could be left holding the securities in perpetuity.

Rapid expansion into national distribution without sufficient market penetration could strain resources and lead to inefficiencies, potentially hindering long-term growth and stability.

Joshua Jancewicz and Scott Baird are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

in attracting and retaining other personnel we require to successfully grow our business.

The Company's partnership with Pilot Project Brewing may end before the necessary infrastructure is in place for independent production, which could disrupt operations and production capacity.

The Company may face challenges in scaling operations to a mass market. Additionally, the emergence of a major competitor, a decline in national alcohol consumption trends, or other market shifts could negatively impact growth and sustainability.

The Company has not yet achieved profitability due to the costs associated with beer production and shipping. There is a risk that the Company may be unable to reach profitability before securing additional funding, which could impact its ability to continue operations.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❓ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;

current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Donna's Pickle Beer Corporation

California Corporation
Organized November 2022
2 employees
1401 21st St
Ste #13633
Sacramento CA 95811 https://www.donnaspicklebeer.com/

Business Description

Refer to the Donna's Pickle Beer profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Donna's Pickle Beer is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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